UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

AMERICAN INTERNATIONAL HOLDINGS CORP.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

02687R106
(CUSIP Number)

Jacob D. Cohen
3990 Vitruvian Way, Suite 1152 Addison, Texas 75001
(972) 803-5337
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02687R106	Schedule 13D	Page 2 of 5

1.	Name of Reporting Person Jacob D. Cohen
2.	Check the Appropriate Box if a Member of a Group. (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds SC, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares*
	8.	Shared Voting Power 22,500,000 shares*
	9.	Sole Dispositive Power -0- shares*
	10.	Shared Dispositive Power 22,500,000 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,500,000 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. [ ]
13.	Percent of Class Represented by Amount in Row (11) 31.0%*
14.	Type of Reporting Person IN

* Not including the voting rights of the Series A Preferred Stock share held by Mr. Cohen as discussed below.

CUSIP No. 02687R106	Schedule 13D	Page 3 of 5

1.	Name of Reporting Person Cohen Enterprises, Inc.
2.	Check the Appropriate Box if a Member of a Group. (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares
	8.	Shared Voting Power 22,500,000 shares
	9.	Sole Dispositive Power -0- shares
	10.	Shared Dispositive Power 22,500,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,500,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares.[ ]
13.	Percent of Class Represented by Amount in Row (11) 31.0%
14.	Type of Reporting Person CO

CUSIP No. 02687R106	Schedule 13D	Page 4 of 5

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2020 as amended by Amendment No. 1 thereto filed with the Commission on November 18, 2020, by Jacob D. Cohen and Cohen Enterprises, Inc. (“Cohen Enterprises”), each a “Reporting Person” and collectively the “Reporting Persons” (as amended to date, the “Schedule 13D”).

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to add the additional disclosures below:

On January 22, 2021, Mr. Jacob D. Cohen, as the sole member of the board of directors of the Company, approved the issuance to himself, in consideration for services rendered as the sole officer and director of the Company, of 2,500,000 shares of restricted common stock. The securities are subject to a two-year lock-up agreement, preventing the sale or transfer of such shares without the written approval of the Company, except to affiliates of the holder, who agree to be bound by the same terms.

* * * * * *

Mr. Cohen’s ownership of one (1) share of Series A Preferred Stock, and the rights which such Series A Preferred Stock share has to vote 60% of the total Company vote on all shareholder matters, have not been included in Mr. Cohen’s ownership in the tables above as such Series A Preferred Stock is not itself registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not convertible into the Company’s common stock, and as such, is not deemed an “equity security” as defined in Rule 13d-1 of the Exchange Act.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on April 5, 2021, the Reporting Persons beneficially own in aggregate 22,500,000 shares of Common Stock representing 31.0% of the 72,563,766 shares of the Company’s issued and outstanding Common Stock on such date (as confirmed by the Issuer’s transfer agent), which shares are held in the name of, and owned by, Cohen Enterprises, and which shares Mr. Cohen is deemed to beneficially own due to his ownership of 100% of Cohen Enterprises and his position as President thereof. Additionally, Mr. Cohen holds one (1) share of Series A Preferred Stock which has the right to vote 60% of the total vote on all shareholder matters.

(b) Mr. Cohen and Cohen Enterprises share the power to vote or to direct the vote and to dispose or to direct the disposition of the 22,500,000 shares of Common Stock and Mr. Cohen has the sole power to vote and to dispose of the one share of Series A Preferred Stock which he holds.

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

CUSIP No. 02687R106	Schedule 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2021

/s/ Jacob D. Cohen
Jacob D. Cohen

Cohen Enterprises, Inc.

/s/ Jacob D. Cohen
Jacob D. Cohen
President